David P. Warren

Executive Vice President and Chief Financial Officer

The Nasdaq Stock Market, Inc.

One Liberty Plaza

New York, NY 10006

June 8, 2007

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:	John Hartz

Senior Assistant Chief Accountant

Re:	The Nasdaq Stock Market, Inc. Form 10-K for the Fiscal Year ended December 31, 2006

Form 10-Q for the First Quarter ended March 31, 2007

File No. 0-32651

Dear Mr. Hartz:

On behalf of The Nasdaq Stock Market, Inc. (the “Company” or “Nasdaq”), set forth below are responses to the comment letter dated May 25, 2007 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 and the Form 10-Q for the First Quarter ended March 31, 2007. To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. You disclosed that due to the recent outcome of two court cases your ability to collect license fees for options on ETFs that track your indexes was impacted beginning in the third quarter. You also disclosed that you are replacing this loss in revenues by continuing to develop, create and license new indexes for financial instruments. Please tell us, and in future filings, discuss and quantify the loss in license fee revenues and the revenues you have generated and expenses that you have incurred in developing and licensing new indexes. Please refer to Item 303 of Regulation S-K.

The outcome of two court cases has impacted our ability to collect licensing revenues for options on ETFs that track our indexes (such as QQQ) beginning in the third quarter of 2006. Total licensing revenues recognized for these options on ETFs in 2006 were $8.9 million. We reviewed Item 303 of Regulation S-

United States Securities and Exchange Commission

John Hartz

June 8, 2007

K but did not disclose the amount of lost licensing revenues as the amount was not material to Nasdaq’s total revenues (0.5%) and Issuer Services revenues (3.6%) at December 31, 2006.

While we continue to develop, create, and license new indexes for financial instruments such as the NASDAQ-100 Ex-Tech Sector Index and the NASDAQ-100 Equal Weighted Index, the revenues we have generated and the expenses incurred during the period January 1, 2006 through April 30, 2007 have been immaterial. Revenues generated totaled approximately $0.4 million and expenses incurred totaled approximately $0.1 million. These amounts were not disclosed as the amounts were not material to Nasdaq’s total revenues (0.02%), Issuer Services revenues (0.16%) or total expenses (0.02%) at December 31, 2006.

Liquidity and Capital Resources, page 55

Contractual Obligations and Contingent Commitments, page 61

2. In future filings, please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

The Company will include estimated interest payments on our debt in the table of contractual cash obligations in future filings, including assumptions, if any, that are made to derive these amounts.

Consolidated Balance Sheets, page F-3

3. We note that you classified your $1.5 billion investment in the London Stock Exchange as a current asset. We also note:

•	Your original intention to acquire all of the outstanding shares of the London Stock Exchange;

•	That you described the investment in the London Stock Exchange as a strategic initiative;

•	You acquired the great majority of your 29.6% interest in the London Stock Exchange over a year ago;

•	You appear to have financed the investment in the London Stock Exchange through the issuance of long-term debt obligations and common stock; and

•	If not for the ability to acquire financial statements for the investee you would be utilizing the equity method of accounting.

Please tell us the factors that you considered and the accounting literature that you relied upon in classifying this strategic investment as a current asset. Please refer to paragraph 17 of SFAS 115 and Chapter 3A of ARB 43 for guidance.

We began purchasing shares of the London Stock Exchange Group plc (“LSE”) in April 2006. After taking into effect the LSE’s share buybacks through December 31, 2006, our total percentage ownership was approximately 28.8%. We made our final offers to acquire all of the remaining share capital of LSE in November 2006. These final offers lapsed in February 2007, prior to the release of the Company’s earnings release and filing of the Company’s Form 10-K for the fiscal year ended December 31, 2006. Following this lapsed tender offer, we are prohibited under the UK Takeover Code from making any offer

United States Securities and Exchange Commission

John Hartz

June 8, 2007

for the remaining share capital of LSE for a period of 12 months after the date of lapse without the consent of the UK Takeover Panel. As such, we continue to maintain optionality with respect to our LSE investment.

As we indicated in our 2006 Form 10-K, since we concluded that we are not able to exercise significant influence over the operational and financial policies of the LSE pursuant to paragraph 4d of FIN 35, we have accounted for our investment in the LSE in accordance with SFAS 115 and included our LSE shares in available-for-sale investments, at fair value, in the current assets section in the Consolidated Balance Sheets. In determining whether our investment in the LSE should be classified as current or noncurrent, we considered the guidance in paragraph 17 of SFAS 115 and Chapter 3A of ARB 43 as discussed below.

Pursuant to the literature referenced above, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. A one-year time period is to be used as a basis for the segregation of current assets. Based on the Company’s inability to further its investment under the UK Takeover Code, and our plans to maintain optionality with respect to our investment in LSE, we believe the classification of the investment within current available-for-sale investments is appropriate.

As our investment in LSE is significantly material to our balance sheet, we have included robust disclosure regarding this investment within the footnotes to the financial statements (see Footnote 7- Investments (pages F-23-F-26)) and within management’s discussion and analysis (“MD&A”) see Acquisition of LSE (page 40), Liquidity and Capital Resources (pages 55-58) and Quantitative and Qualitative Disclosures About Market Risk (pages 59-60) such that investors have a full understanding of the carrying amount and classification of the investment.

The Company utilized long term debt financing for the funding of this investment. While the debt carries a stated maturity of six years, the debt facility: (1) allowed for the Company to readily draw down the debt as needed to purchase additional shares when they became available, (2) may be retired in whole or in part at any interest re-pricing date with no prepayment penalty, and (3) has a variable interest rate which re-prices at intervals less than one year.

Segments, page F-59

4. We note that you disclosed revenue by service type in management’s discussion and analysis. Explain to us what consideration you have given to providing the revenues from each type of service as required by paragraph 37 of SFAS 131 in your audited footnote. It is unclear why you have not shown revenues from any Section 31 fees, trading transactions, market information, securities listings, insurance, shareholder and newswire services and financial products. Please also tell us whether you have separate revenue information regarding trade execution and trade reporting services.

The Company considered the guidance in paragraph 37 of SFAS 131 in completing our segment footnote. Information about products and services required by paragraph 37 is included in our MD&A. Rather than repeating detailed information in our segment footnote, we chose to reference to the detailed information contained in MD&A.

United States Securities and Exchange Commission

John Hartz

June 8, 2007

In MD&A beginning on page 42, we discussed Nasdaq’s sources of revenues and, on page 46, a table is provided which details Market Services segment revenues. Section 31 fees are included within execution and trade reporting revenues and brokerage, clearance and exchange fees (cost of revenues) and are appropriately disclosed in the footnotes to the table. Although we have and maintain separate revenue information for trade execution and trade reporting, we have combined these revenues in the table based on materiality. At December 31, 2006, trade reporting revenues were approximately 2.0% of execution and trade reporting revenues.

A table is also included in MD&A (page 49) which details Issuer Services segment revenues. We include detailed information on Corporate Client Group revenues including separate disclosure of annual renewal fees, initial listing fees and listing of additional shares fees on pages 49 and 50 of MD&A. In addition, we disclose separately Corporate Client services revenues which include revenues for insurance, shareholder and newswire services (see Corporate Client services in the table on page 49 of MD&A). None of the components of Corporate Client services revenues is material when taken separately and, thus, does not require separate disclosure. Detailed revenues from financial products are disclosed in the Financial Products table on page 51 of MD&A.

5. Please tell us the amount of Section 31 fees charged to customers through execution revenues and the amount of Section 31 fees paid to the SEC. If the amount of fees charged to customers exceeds more than 10% of market services revenues please disclose the Section 31 fees paid to the SEC separately as sales and cost of sales. In addition, if the amount payable to the SEC exceeds more than 5% of current liabilities please present this liability separately on your balance sheet. Please refer to Rules 5.02 (20) and 5.03 (1) of Regulation S-X.

Total Section 31 fees are passed through to customers in the form of execution fees with no mark-up. The amount of Section 31 fees passed through to customers and charged by the SEC were $170.6 million for the year ended December 31, 2006. This amount was disclosed in the detailed Market Services revenue table in MD&A on page 46 (see footnote 1) and was also discussed in the Segment Operating Results section of the MD&A on page 47.

Although Section 31 fees as a percentage of Market Services revenues were greater than 10% at December 31, 2006, the amount recorded in revenues was equal to the amount recorded in cost of revenues, resulting in no impact on Nasdaq’s gross margin. As a result, we chose to footnote the disclosure in the Market Services table rather than disclose the amount of Section 31 fees as a separate line item in both revenues and cost of revenues.

Total Section 31 fees payable to the SEC were $60.1 million at December 31, 2006 which exceeded 5% of current liabilities ($460.5 million at December 31, 2006). This amount was included within the balance of accounts payable and accrued expenses on the Consolidated Balance Sheet as of December 31, 2006 and was remitted to the SEC on March 15, 2007. The Company will present this liability as a separate line item in our balance sheet in future filings when it exceeds 5%.

United States Securities and Exchange Commission

John Hartz

June 8, 2007

Form 10-Q for the Quarter Ended March 31, 2007

6. Please address the comments above in your interim filings as well.

The Company will address the above comments in our interim filings.

* * *

As requested by the staff, Nasdaq acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at 212.401.8912

Sincerely,

/s/ David P. Warren
David P. Warren
Executive Vice President and Chief Financial Officer